HOLLINGER INC.

                               PRESS RELEASE
                       FINAL TERMS OF RIGHTS OFFERING

          Toronto, Canada, June 8, 1999 -- Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C, NASDAQ: HLGCF) announced today the final terms of its previously announced retractable common share rights offering to its shareholders to raise up to approximately Cdn. $115 million. Holders of record of retractable common shares at the close of business on June 17, 1999 will be entitled to one right for each share held. Five rights will entitle the holder to purchase one retractable common share at a subscription price of Cdn. $17.50, for an aggregate of up to 6,578,300 retractable common shares. The rights expire at 4:00 p.m. (Toronto time) on July 9, 1999. Holders who exercise their rights in full will be entitled to subscribe for additional retractable common shares, if any remain available, on a pro rata basis.

          A circular in respect of the rights offering will be mailed to holders of record on June 17, 1999 as soon as practicable after June 17, 1999.

          The Ravelston Corporation Limited (which indirectly owns approximately 63% of Hollinger's retractable common shares) intends, subject to market conditions, to subscribe for its pro rata share of the rights offering (approximately Cdn. $73 million).

          The proceeds of the rights offering will be used to repay bank indebtedness.


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          Hollinger is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. For further information please call:

J.A. Boultbee                            Peter Y. Atkinson
Executive Vice-President and CFO         Vice-President and General Counsel
Hollinger Inc.                           Hollinger Inc.
(416) 363-8721                           (416) 363-8721